UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 999

Ciudad Autónoma de Buenos Aires

Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Due to a formatting error of the financial printer used by the Company, a portion of the balance sheet as of September 30, 2022 was inadvertently omitted from the Company’s Current Report on Form 6-K filed on November 17, 2022, although the full balance sheet as of such date was publicly available on the Company’s website. The Company is filing this Current Report on Form 6-K to include the full financial statements for the third quarter. For the avoidance of doubt, no changes to the financial statements have been made.

Unaudited Consolidated Balance Sheet as of September 30, 2022 and June 30, 2022 (in thousands of U.S. dollars, except as otherwise indicated)

	As of September 30, 2022	As of June 30, 2022
ASSETS
Current assets
Cash and cash equivalents	222,682	236,278
Restricted cash	40,397	38,486
Short term investments	—	$286
Trade accounts receivable, net of credit expected loss	121,171	137,265
Loan receivables, net	15,042	15,848
Related party receivable	16,603	16,045
Other current assets and prepaid expenses	37,075	12,021
Total current assets	452,970	456,229
Non-current assets
Other assets and prepaid expenses	77,619	58,527
Loan receivables, net	1,349	1,373
Lease right-of-use assets	23,278	24,758
Property and equipment net	16,802	17,486
Intangible assets net	91,109	85,897
Goodwill	134,512	141,366
Total non-current assets	344,669	329,407
TOTAL ASSETS	797,639	785,636
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	51,926	61,291
Travel suppliers payable	282,354	280,974
Related party payable	41,395	43,728
Short-term debt	25,373	21,591
Deferred Revenue	21,059	18,268
Other liabilities	85,522	61,878

Contingent liabilities	16,714	11,354
Lease Liabilities	6,174	6,377
Total current liabilities	530,517	505,461
Non-current liabilities
Other liabilities	39,842	35,756
Contingent liabilities	24,589	25,569
Long term debt	8,023	9,330
Lease liabilities	17,747	18,894
Related party liability	125,004	125,004
Total non-current liabilities	215,205	214,553
TOTAL LIABILITIES	745,722	720,014
Series A non-convertible preferred shares	114,354	107,537
Series B convertible preferred shares	46,700	46,700
Mezzanine Equity	161,054	154,237
SHAREHOLDERS’ DEFICIT
Common stock	285,014	284,493
Additional paid-in capital	334,518	347,819
Other reserves	(728)	(728)
Accumulated other comprehensive loss	(21,509)	(25,994)
Accumulated losses	(628,165)	(618,879)
Treasury Stock	(78,267)	(75,326)
Total Shareholders’ Equity Attributable / (Deficit) to Despegar.com Corp	(109,137)	(88,615)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	797,639	785,636

Unaudited Consolidated Statements of Operations for the three-month periods ended September 30, 2022 and 2021 (in thousands of U.S. dollars, except as otherwise indicated)

	3Q22	3Q21	% Chg
Total Revenue	145,596	83,368	75%
Cost of revenue	50,305	37,953	33%
Gross profit	95,291	45,415	110%
Operating expenses
Selling and marketing	46,174	26,138	77%
General and administrative (1)	24,873	22,162	12%
Technology and product development	22,834	19,432	18%
Total operating expenses	93,881	67,732	39%
Loss from equity investments	(105)	(29)	n.m.
Operating income / (loss)	1,305	(22,346)	n.m.
Financial result, net	(15,359)	(3,254)	n.m.
Net loss before income taxes	(14,054)	(25,600)	n.m.
Income tax benefit	(4,767)	(1,654)	n.m.
Net loss	(9,287)	(23,946)	n.m.
Net income attributable to non controlling interest	—	273	n.m.
Net loss attributable to Despegar.com, Corp	(9,287)	(23,673)	n.m.

(1)	Starting 2Q22, the Company reclassified bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

Unaudited Statements of Cash Flows for the three-month periods ended September 30, 2022 and 2021 (in thousands of U.S. dollars, except as otherwise indicated)

	3 months ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	($9,287)	($23,945)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Net income attributable to redeemable non-controlling interest	—	$274
Unrealized foreign currency translation income / (losses)	$6,379	($729)
Depreciation expense	$2,144	$2,451
Amortization expenses	$6,871	$6,457
Disposals of property and equipment	—	($121)
Earnout	($1,136)	($519)
Indemnity	$1,136	$519
Loss from equity investments	$105	$1,486
Stock based compensation expense	$1,305	$1,343
Amortization of lease right-of-use assets	$1,008	$2,149
Interest and penalties	$540	$300
Income taxes	($5,128)	($5,267)
Allowance for credit expected losses	$2,634	($2,746)
Provision for contingencies	$3,951	($1,857)
Changes in assets and liabilities net of non-cash transactions:
Decrease / (increase) in trade accounts receivable, net of credit expected loss	$22,743	($23,552)
Increase in Loans receivables	($7,956)	($954)
Increase in related party receivables	($5,931)	($4,542)
(Increase) / Decrease in other assets and prepaid expenses	($33,161)	$771
(Decrease) / increase in accounts payables and accrued expenses	($9,782)	$3,697
(Decrease) / increase in travel suppliers payables	($2,853)	$14,407
Increase / (decrease) in other liabilities	$38,826	($965)
(Decrease) / increase in contingent liabilities	($4,914)	$1,482
Increase / (Decrease) in related party liabilities	($2,205)	$710
(Decrease) / increase in leases liability	$2,032	($2,620)
Increase in deferred revenue	$3,021	$1,264
Net cash flows provided by / (used in) operating activities	10,342	(30,507)
Cash flows from investing activities:
(Increase)/ Decrease in short term investments	$3	—
Increase in Loan Receivables	($5,063)	($438)
Collection on Loan Receivables	$2,045	$142
Payment for acquired businesses, net of cash acquired	($10,408)	($998)
Acquisition of property and equipment	($1,748)	($472)
Increase of intangible assets including internal-use software and website development	($6,964)	($4,344)
Net cash flows used in investing activities	(22,135)	(6,110)
Cash flows from financing activities:
Net increase of short term debt	$10,682	$986
Decrease in long-term debt	($1,421)	($423)

Payment of dividends to stockholders	($802)	($504)
Exercise of stock-based awards	$254	($27)
Collect on debenture issuance by securitization program	$1,047	—
Purchase of treasury stock	($4,610)	—
Net cash flows provided by financing activities	5,150	32
Effect of exchange rate changes on cash and cash equivalents	($5,042)	($3,204)
Net decrease in cash and cash equivalents	($11,685)	($39,789)
Cash and cash equivalents as of beginning of the year	$274,764	$315,981
Cash and cash equivalents as of end of the period	$263,079	$276,192

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2022

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel